

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Jim Crawford
Chief Executive Officer
Jet Metal Corp.
Suite 1240
West Pender Street
Vancouver, B.C.
Canada V6E 4G1

> **Re:** **Jet Metal Corp. f/k/a Crosshair Energy Corporation**
> **Form 20-F for the Fiscal Year Ended April 30, 2013**
> **Filed July 25, 2013**
> **Response dated February 18, 2014**
> **File No. 001-33439**

Dear Mr. Crawford:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2013

Statements of Operations and Comprehensive Loss

1.   We note your response to comment 3 in our letter dated February 10, 2014 and that your classification of impairment losses within other items is based on the view that it is a non-recurring charge. The guidance in IAS 1 suggests that the nature or function of a transaction, rather than its frequency, should determine its presentation within the income statement. Please tell us how you considered this guidance in light of the fact that exploration and evaluation assets are used in your daily operations and your consideration of impairment is a required and recurring business risk.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining